

03032343



03 SEP 30 AM 7:21

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 25 Sep 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 5.1.7 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs that:

the Company received information, that on 24th September 2003 Prokom Investments SA dependent on Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 100,000 ordinary bearer shares of Prokom Software SA. - at the average unit price of PLN 172 per share.

As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 4,249,087 shares of Prokom Software SA, which constitute 30.81% of share capital as well as 4,729,567 votes, which entitle to 32.54% votes at the General Shareholders' Meeting of Prokom Software SA.

Before the transaction Mr. Krauze and Prokom Investments SA owned 4,349,087 Prokom Software SA's shares which gave 31.53% of share capital and 4,829,567 votes which constituted 33.24% of votes at the General Shareholders' Meeting.

25 Sep, 2003 Dariusz Górka
Member of the Management Board

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